June 13, 2012

VIA EDGAR SUBMISSION

Ms. Stephanie J. Ciboroski, Senior Assistant Chief Accountant

Ms. Angela Connell

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	E*TRADE Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 23, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 4, 2012
File No. 001-11921

Dear Ms. Ciboroski and Ms. Connell:

This letter is in response to your letter of June 8, 2012. As discussed by phone, the Company proposes to respond to your letter no later than July 13, 2012. The Company requests additional time in order to ensure that it can provide a complete response to the comments. The Company confirms that in preparing its quarterly report the Company will use all reasonable efforts to incorporate the Staff’s requested disclosures or revisions in the Form 10-Q for the quarterly period ended June 30, 2012 to the extent the Company believes they are applicable and appropriate. Please feel free to contact Katy Albers, VP of Financial Reporting and Accounting Policy at (703) 236-8687 with any questions.

Very truly yours,

/s/ Matthew J. Audette

Matthew J. Audette
Chief Financial Officer

cc:	Karl A. Roessner
E*TRADE Financial Corporation

Sarah K. Solum
Daniel G. Kelly, Jr.
Davis Polk & Wardwell

Mark Wallis
Brian J. Maloney
Deloitte & Touche LLP